Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

CCBC’s ratio of earnings to fixed charges for each of the periods indicated is set forth below. We have derived the ratios of earnings to fixed charges from our historical consolidated financial statements. The ratios should be read in conjunction with our consolidated financial statements, including the notes thereto, and the other financial information included or incorporated by reference in the registration statement with respect to which this exhibit is filed.

	Three Months Ended June 30,	Year Ended March 31,
	2013	2013	2012	2011	2010	2009
Ratio of earnings to fixed charges	2.5	3.2	27.6	30.6	19.2	30.1

We have computed the ratios of earnings to fixed charges set forth above by dividing earnings by fixed charges. For the purpose of determining the ratio of earnings to fixed charges, earnings include income before income tax from continuing operations plus fixed charges and subtract interest cost capitalized. Fixed charges consist of interest on the short term loan, convertible notes and amortization of debt issuance costs, interest cost capitalized and the estimated interest component of operating lease expense. As of the date of filing of the registration statement with respect to which this exhibit is filed, we have no preferred shares outstanding and have not declared or paid any dividends on preferred shares for the periods set forth above.

Earnings:

	Three Months Ended June 30,	Year Ended March 31,
RMB’000	2013	2013	2012	2011	2010	2009
Income before income tax	44,432	158,185	151,599	132,142	79,663	42,299
Add: Fixed charges
Interest expense	14,758	70,097	3,287	2,606	2,431	—
Interest component of operating lease expense(1)	280	1,555	2,402	1,865	1,944	1,453
Interest cost capitalized	8,543	1,274	—	—	—	—
Total fixed charges	23,581	72,926	5,689	4,471	4,375	1,453
Less: Interest cost capitalized	(8,543)	(1,274)	—	—	—	—
Earnings	59,470	229,837	157,288	136,613	84,038	43,752

(1)	The interest component of operating lease expense represents one-third of rents, which is deemed representative of the interest component of operating lease expense.